

March 29, 2006

Via Facsimile and U.S. Mail

Melinda Czagany
Director
Office of the Hungarian Trade Commissioner
500 North Michigan Avenue, Suite 810
Chicago, Illinois 60611

Re: Republic of Hungary
        Registration statement under Schedule B
        Filed February 21, 2006
        File 333-131950

Dear Ms. Czagany:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your registration statement to reflect any material developments in Hungary's political or social environment related to the upcoming parliamentary elections.

2.   Please revise the country disclosure to include demographic information including growth rate and age distribution.

Economy, page 10

3.   Revise this section to provide disclosure of government labor policies, if material.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

        We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please direct any questions about these comments to me at (202) 551-3450.

                                        Sincerely,

                                        Michael Coco
                                        Special Counsel

        Cc: Edward Kellor
                Andrassy ut
                1061 Budapest
                Hungary
                Fax 011 36 1 488 5299